Filed by Univest Corporation of Pennsylvania
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Valley Green Bank
Registration Statement No. 333-198280

“On October 30, 2014, Valley Green Bank mailed this letter to its shareholders regarding the proposed acquisition of Valley Green Bank by Univest Corporation.”

YOUR ACTION REQUIRED

CHAIRMAN AND PRESIDENT’S LETTER

To Our Shareholders:

As you know, in June we announced that Valley Green Bank plans to merge with Univest Corporation of Pennsylvania (Univest Bank and Trust Co.), a community bank headquartered in Souderton, PA with 40 locations, $2.2 billion in assets and insurance, leasing, mortgage, and wealth management operations.

Regulatory Approval. A proxy statement is enclosed detailing the specifics of the transaction and summarizing Univest and Valley Green Bank operations. The proxy statement explains that the merger is subject to regulatory and Univest and Valley Green Bank shareholder approval. We expect to receive shortly the requisite regulatory approval from the Federal Reserve Bank of Philadelphia and the Pennsylvania Department of Banking and Securities.

Shareholder Approval. Our by-laws require that a merger is conditioned on the approval of our shareholders who hold at least 70% of the outstanding shares of Valley Green Bank common stock. We will be holding a Special Meeting of Shareholders on December 2, 2014 to approve the merger. The Special Meeting will be held at 10:00 a.m. at the Lutheran Theological Seminary, 7301 Germantown Avenue, Philadelphia, PA 19119. All of our shareholders are invited to attend. However, to make sure that we have sufficient votes to approve the merger, we are asking you--whether or not you are planning on attending the meeting--to COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT TO US IN THE ENCLOSED ENVELOPE.

Merger Terms. Under the terms of the merger, Valley Green Bank shareholders are to receive stock in Univest valued at approximately $76 million or $27 per share. Univest is publicly traded on NASDAQ (UVSP) and provided a 4.26% annualized dividend yield based upon the closing price of Univest’s stock on October 1, 2014. The purchase price for our shares represents one of the highest book value multiples paid for a community bank anywhere in the United States since 2008.

Univest would like our team to operate as a separate division for at least two years under the Valley Green Bank name. After the merger, Jay Goldstein will serve as President of the division and Al Thorell will help facilitate a smooth transition. Jay Goldstein and one of our other current directors, Michael Turner, will join the Univest board of directors and represent the interests of the Valley Green Bank shareholders.

Merger Timing; New Stock Certificates. Subject to regulatory and shareholder approval, the merger is scheduled to be completed on January 1, 2015. You will then receive written instructions, including a letter of transmittal that will explain how to exchange your Valley Green stock certificates for Univest common stock. In the interim, make sure you locate your Valley Green stock certificates. If you cannot locate them, please contact our Chief Financial Officer, Cheryl Richards at 215-242-7580.

Merger Impact. The Univest executive management team, led by Univest’s CEO, Jeffrey Schweitzer, has been a terrific partner during this transition period. Univest has been diligent and purposeful in trying to make sure that our respective customers, shareholders and employees maximize the benefit from combining our two companies.

As a result, our customers should receive the same great service from our retail staff and lenders, should have access to more products and technology and can benefit from Univest’s significantly higher lending capacity. Because Valley Green Bank will be operating as a separate division (which is extremely unusual in mergers involving a bank our size) Univest plans on retaining approximately 90% of our employees. For those who will be losing their jobs, each will have the opportunity to stay in their positions for at least the next six months and Univest will provide a generous severance package.

As for the shareholders, you will have the opportunity to experience a very healthy return during a time period when similarly situated financial institutions have had trouble providing liquidity. For all of these reasons, we strongly encourage you to approve the merger and return to us the enclosed proxy card.

As always, we are extremely grateful to our customers, to our employees and to you for helping achieve what we expect will be a wonderful outcome.

We wish you all the best.

Sincerely,	Sincerely,

Algot Thorell, Jr.	Jay Goldstein
Chairman	President and CEO

Important Additional Information

Univest has filed a Registration Statement with the United States Securities and Exchange Commission (“SEC”), which contains a proxy statement/prospectus and other documents regarding the proposed merger. The proxy materials set forth complete details of the merger. Valley Green and Univest shareholders and investors are urged to read the Registration Statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information about Valley Green, Univest, and the proposed transaction.

Copies of the proxy statement/prospectus may be obtained free of charge at the SEC’s website at http:www.sec.gov. Copies of other documents filed by Univest with the SEC may also be obtained free of charge at the SEC’s website or at Univest’s website at http:www.univest.net and clicking on the tab “Investor Relations” and then under the tab “SEC Documents.”

Valley Green and Univest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Valley Green and Univest in connection with the proposed merger. Information about the directors and executive officers of Univest is set forth in the proxy statement, dated March 14, 2014, for Univest’s annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants may be obtained by reading the proxy statement/prospectus included in the Registration Statement.